EXHIBIT 2

02-014 Date: October 11, 2002 Contact:
NEWS	Investor/Media Relations:
For Immediate Release Agrium announces new management structure	Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609 E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that John M. Van Brunt, President and Chief Executive Officer, has been appointed as Vice-Chairman of the Board, effective October 3, 2002, in addition to his current role as Chief Executive Officer. In this regard, Mr. Frank W. Proto continues as Chairman of the Board of Directors.

Agrium’s Board of Directors and John Van Brunt believe it is critical to the Company’s ongoing success to provide for the orderly transition of Mr. Van Brunt’s responsibilities to successors over the next few years. Accordingly, the Board is pleased to announce that Mr. Van Brunt, in his new role as Vice-Chairman, will work with the Board and Management on the development and implementation of new processes dealing with governance issues that are evolving as a result of recent legislative and regulatory requirements.

Agrium’s Board of Directors is also pleased to announce that Michael M. Wilson, Executive Vice President and Chief Operating Officer, has been appointed as President, effective October 3, 2002, in addition to his current role as Chief Operating Officer, continuing to report to Mr. Van Brunt. In his new role, Mr. Wilson will continue to become increasingly more involved in various Corporate activities. In this regard, the Human Resources function under Jim Grossett, Vice President, Human Resources, will now report to Mr. Wilson in his role as President.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.